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                            May 11, 2023

       Gregory A. Beard
       Chief Executive Officer
       Stronghold Digital Mining, Inc.
       595 Madison Avenue, 28th Floor
       New York, NY 10022

                                                        Re: Stronghold Digital
Mining, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 5, 2023
                                                            File No. 333-271671

       Dear Gregory A. Beard:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Crypto Assets